UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

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Luxfer reports fourth-quarter 2015 results

SALFORD, England—(March 15, 2016)—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month and twelve-month periods ended December 31, 2015.

UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2015

Results are summarized as follows:

	Three-month periods		Nine-month periods
	ended December 31,		ended December 31,
	2015	2014	2015	2014
Net revenue (excluding surcharge below)	$107.4m	$123.1m	$460.3m	$487.3m
Rare earth chemical surcharge	–	$0.3m	–	$2.2m
Revenue	$107.4m	$123.4m	$460.3m	$489.5m

Trading profit	$9.5m	$10.7m	$42.3m	$44.8m
Trading margin	8.8%	8.7%	9.2%	9.2%
Operating profit	$16.3m	$8.2m	$37.9m	$40.9m

Net income	$7.4m	$11.8m	$16.1m	$29.2m
Earnings per share – Basic (1) (2)	$0.28	$0.44	$0.60	$1.09

Adjusted net income (3)	$7.4m	$8.6m	$29.5m	$30.9m
Adjusted earnings per share – Basic (2)	$0.28	$0.32	$1.10	$1.15
Adjusted earnings per share – Fully diluted (2)	$0.27	$0.31	$1.08	$1.11

Adjusted EBITDA (4)	$14.6m	$15.8m	$62.2m	$64.8m
Adjusted EBITDA margin	13.6%	12.8%	13.5%	13.2%

Net cash flows from operating activities	$15.2m	$16.0m	$52.8m	$23.0m

Net debt (total debt less cash)	$94.7m	$106.8m	$94.7m	$106.8m

Total equity – book value (net assets)	$169.7m	$106.8m	$169.7m	$175.4m
£0.50 ordinary shares outstanding	26.9m	27.0m	26.9m	26.9m

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.
(2)	Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014 and change in ADR ratio on June 9, 2014, the nominal value of each ordinary share is £0.50 and now represents 1 American Depositary Share (ADS), resulting in the earnings per ordinary share being equivalent to the earnings per ADS. The ADSs are listed on the NYSE under the ticker “LXFR”. Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.
(3)	Adjusted net income consists of net income for the period adjusted for the post tax impact of non-trading items, including IAS 19R retirement benefits finance charge, certain accounting charges relating to acquisitions and disposals of businesses (comprising other income / (expense) from acquisitions and disposals of businesses, the unwind of the discount on deferred contingent consideration from acquisitions and the amortization on acquired intangibles), changes to U.K. defined benefit pension plan, restructuring and other expense and other share based compensation charges. A reconciliation to net income is disclosed in Note 4 of this release “Reconciliation of non-GAAP measures”.
(4)	Adjusted EBITDA is defined as profit on operations before tax for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, changes to U.K. defined benefit pension plan, restructuring and other expense, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. A reconciliation to net income is disclosed in Note 4 of this release “Reconciliation of non-GAAP measures”.

ABOUT LUXFER GROUP

Luxfer Group is a global materials technology group specializing in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the ticker LXFR.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.

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FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition;

(ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services;

(iii) statements of future economic performance; and

(iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein.

The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission on March 19, 2015. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

BUSINESS REVIEW

Fourth-quarter results

	2015			2014
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	57.3	50.1	107.4	65.0	58.4	123.4
Net revenue (excluding RE surcharge)	57.3	50.1	107.4	65.0	58.1	123.1
Trading profit	2.5	7.0	9.5	0.9	9.8	10.7
Return on Sales % (Trading profit/Revenue)	4.4%	14.0%	8.8%	1.4%	16.8%	8.7%
Adjusted EBITDA(1)	4.6	10.0	14.6	3.2	12.6	15.8
Adjusted EBITDA margin % (Adjusted EBITDA/Revenue)	8.0%	20.0%	13.6%	4.9%	21.6%	12.8%

(1)        With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Reconciliation of non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 of this release “Revenue and segmental analysis”.

Revenue:

On an IFRS-reported basis, revenue in Q4 2015 was $107.4m compared to $123.4m for the same period in 2014. FX translation differences in the quarter were adverse by $3.8m, and the rare earth surcharge decreased by $0.3m to $nil following the fall in rare earth prices. Adjusted for FX translation, net revenue was $11.9m lower than in Q4 2014.

Gas Cylinders Division revenue in Q4 2015 was $57.3m compared to $65.0m in Q4 2014. FX translation differences were adverse by $2.4m, and other revenues were $5.3m lower. After adjusting for FX translation, revenues declined $5.3m compared to Q4 2014.

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•	The financial performance of our North American portable composite cylinder operation improved compared to Q4 2014 due to stronger sales into the self-contained breathing apparatus (SCBA) market. This continued the trend that began earlier in 2015 once our larger customers had received approvals for their new breathing equipment designs, the delays in such approvals having been a major problem for the industry during 2014.

•	Overall AF sales were slightly down on Q4 2014. North American sales, however, were up significantly on Q4 2014. Our European operations continued to suffer from very weak demand in this sector, and actions to close the German AF manufacturing facility were completed on time by the end of 2015.

•	Medical composite cylinder sales were lower in the quarter due to lower European demand.

•	Despite revenue being adversely affected by FX translation, unit sales of our aluminum cylinders were slightly higher compared to Q4 2014.

•	Superform’s revenues were below those in Q4 2014, but formed goods sales were strong; the reduction was due to lower tooling revenue.

Elektron Division revenue was $50.1m in Q4 2015 compared to $58.4m in Q4 2014. Rare earth surcharges were $nil compared to $0.3m in Q4 2014. FX translation differences were an adverse $1.4m, and other revenues were $6.6m or 11.6% lower.

•	In August 2015, our magnesium operations launched SoluMag®, a proprietary, high-strength soluble magnesium alloy developed specifically for the oil and gas industry to save costs in down-well tools that will quickly and safely dissolve after use. We achieved our first sales of this patent-pending product in Q4 2015.

•	After several stronger quarters, our magnesium powder operations reported lower overall revenues in Q4 2015. Luxfer Magtech, however, was up, through increased sales of its HeaterMeals® products.

•	Revenues from our lower-margin magnesium recycling operation were down significantly in Q4 2015 compared to prior year due to a customer opting, for the moment, to sell its scrap rather than recycle.

•	Although high-performance alloys and extrusions showed some improvement over Q3 2015, they remained below prior year, due to lower activity in helicopter manufacturing and refurbishment.

•	Zirconium automotive catalysis revenues were lower compared to Q4 2014. This was offset to some extent by higher revenue from chemical catalysis products used in industrial pollution control and other applications.

Trading profit:

Trading profit was $9.5m in Q4 2015 compared to $10.7m in Q4 2014. Improvements in the SCBA composite cylinder market and initial SoluMag® sales were offset by lower sales of other magnesium and zirconium products. FX translation differences improved trading profit by $0.2m; however, FX transaction had an adverse effect, reducing trading profit by $0.3m.

Gas Cylinders Division trading profit was $2.5m, $1.6m higher compared to Q4 2014.

•	Profitability improved due to lower-cost raw materials. We also continued to benefit from cost-reduction actions implemented earlier in 2015 that generated fixed-cost savings compared to Q4 2014.

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•	In Q4 2014, we recognized an impairment charge of $2.0m against a trade receivable from a customer in the AF market.

•	FX translation differences improved trading profit by $0.1m.

Elektron Division trading profit in Q4 2015 was $7.0m, $2.8m lower compared to Q4 2014.

•	FX transaction differences had an adverse impact of $0.3m, primarily as a result of the Euro weakening against the U.S. dollar; however, this was offset in part by a favorable translation impact of $0.1m.

•	Lower sales of our automotive catalysis products impacted profits from our zirconium chemicals operations, and lower sales in the magnesium alloy and powder businesses also adversely affected profits.

•	The impact of lower sales was partly offset by fixed-cost savings initiatives across the division.

Changes to U.K. defined benefit pension plan

During Q4 2015, following a consultation with members, it was agreed with the trustees that the defined benefit Luxfer Group Pension Plan in the U.K. would close to future accrual of benefits effective from April 5, 2016. It was also agreed, for the purpose of increasing pensions in payment, to use the Consumer Prices Index (“CPI”) as the reference index in place of the Retail Prices Index (“RPI”) where applicable. As a result, in Q4 2015, we recognized a non-cash curtailment gain of $3.3m in respect of the closure of the plan to future accrual, and a non-cash past service gain of $14.9m in respect of the change in expected future pension increases in payment, net of advisory costs of $0.2m. These adjustments reflect a permanent benefit to the financial position of the pension plan and therefore reduce the deficit.

Restructuring and other expense

As disclosed in our Q1 2015 release, we decided to rationalize our AF facilities and concentrate manufacturing in Canada and California since the near-term outlook for the sector had deteriorated as the price of oil had collapsed, and there was little sign of any recovery. Our Utah manufacturing plant ceased production at the end of March 2015, and in the second half of the year worked towards closure of our plant in Germany, which we completed on time at the end of 2015. We are charging costs of this rationalization program through the income statement line item “Restructuring and other expense.”

In Q4 2015, we had additional accounting charges of $10.6m with respect to this restructuring program, bringing the total year-to-date charge to $21.8m, of which $17.7m is non-cash impairment of assets and $4.1m relates to restructuring expenses, including employee severance payments. The cash expenditure to date is $2.1m, with the balance of $2.0m expected to be paid in Q1 2016.

Update on virtual pipeline project in Australia

As discussed in our Q2 2015 release, the Australian company Sub161 Pty Limited (‘Sub161’), which has an outstanding trade payable to Luxfer, achieved a recapitalization of its business in early July 2015. Luxfer participated in that recapitalization, contributing $3.7m in cash and a number of non-cash AF assets with an original value of $1.7m for a 26.4% equity stake. Luxfer has appointed a director to the board of Sub161 and is accounting for the investment as an associate. Sub161 is

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actively pursuing new opportunities in the Australian mining market, but given the weakness in this sector, those opportunities are likely to take time to realize. We have therefore included the investment and trade receivable in our review of our AF assets as part of the restructuring of that business stream, writing down the book value of the investment and receivable to what we believe would be recoverable in a worst-case scenario. These impairment charges would be reversed on any sale or realization of value of these assets in future years.

Other income statement items

Gross profit in Q4 2015 was $23.3m compared to $28.1m in Q4 2014, reduced by $0.6m due to FX translation differences, with other trading variances being an adverse $4.2m. This reduction in gross profit in Q4 2015 compared to Q4 2014 was primarily due to the corresponding reduction in overall sales and lower proportion of relatively higher-margin Elektron Division sales. The gross margin percentage decreased from 22.8% in Q4 2014 to 21.7% in Q4 2015, again primarily due to a lower proportion of relatively higher-margin Elektron Division sales.

Distribution costs at $1.8m were level with Q4 2014. Administrative expenses were $4.2m lower than in Q4 2014, primarily because of cost-saving initiatives implemented earlier in the year throughout the Group.

Trading profit in Q4 2015 was $9.5m, down $1.2m on Q4 2014, as explained above.

Group operating profit at $16.3m increased $8.1m compared to $8.2m in Q4 2014, primarily due to the $18.0m net benefit in relation to changes to the U.K. defined benefit pension plan.

Group adjusted EBITDA (as reconciled to net income in Note 4 of this release) for the quarter was $14.6m, $1.2m lower than Q4 2014, attributable to a $2.6m decrease for the Elektron Division, which was partly offset by a $1.4m increase for the Gas Cylinders Division. FX translation adversely impacted adjusted EBITDA $0.2m.

Operating profit to net income

In Q4 2015, we incurred $1.9m of advisory costs, of which $1.8m related to two approaches to acquire the company.  Neither of these approaches resulted in an executable offer that could be put to shareholders. In Q4 2014, we recognized a $6.3m credit related to the re-measurement of deferred contingent consideration on the acquisition of Luxfer Magtech.

The net interest charge in Q4 2015 was $1.8m compared with $1.6m in Q4 2014 due to higher levels of borrowing. The IAS 19R retirement benefits charge was consistent with Q4 2014 at $0.7m.

Profit on operations before tax was $11.8m in Q4 2015 compared to $12.2m in Q4 2014. Tax expense was $4.4m (Q4 2014: $0.4m) and the statutory effective tax rate was 37.3% (Q4 2014: 3.3%). This rate was distorted in Q4 2015 because the AF restructuring and other expenses did not lead to a full tax credit due to losses in AF operations. The Q4 2014 effective tax rate was distorted by the $6.3m deferred contingent consideration re-measurement credit not being taxable and by utilization of previously unrelieved U.K. tax loses. The effective tax rate for the year on underlying adjusted net profits, which excludes these distorting items, was 12.9% (2014: 24.4%).

Net income in the period was $7.4m, a decrease of $4.4m from $11.8m in Q4 2014. Adjusted net income in Q4 2015 was $7.4m, a decrease of $1.2m from $8.6m in Q4 2014.

Unadjusted basic earnings per ADS in Q4 2015 were $0.28 (see Note 5 of this release). Fully diluted adjusted earnings per ADS, which is the EPS used by management to measure underlying performance, were $0.27.

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Cash flow and net debt

There was a net decrease in cash and cash equivalents of $2.4m in Q4 2015 compared to a net decrease in Q4 2014 of $0.4m. Cash balances remained relatively high at the end of Q4 2015 at $36.9m compared to $14.6m at the end of Q4 2014. The net debt position, being total debt less cash, is a more accurate measure of total liquidity changes; this was lower at $94.7m (see Note 2 of this release) for the end of Q4 2015 compared to $97.6m at Q3 2015 and $106.8m at Q4 2014.

Net cash flows from continuing operating activities were an inflow of $15.2m in Q4 2015 compared to an inflow of $16.0m in Q4 2014. We achieved a cash inflow of $6.1m by reducing working capital in Q4 2015, compared to an inflow of $7.0m in Q4 2014. The inflow in Q4 2015 resulted from continued focus on better management of our working capital requirements.

Net cash used in investing activities was $7.4m in Q4 2015 compared to $7.3m in Q4 2014. Purchases of property, plant and equipment were broadly consistent with Q4 2014, resulting in a cash outflow of $6.6m in Q4 2015 (Q4 2014: $6.3m).

The above trading activities resulted in a net cash inflow before financing of $7.8m in Q4 2015 compared to an inflow of $8.7m in Q4 2014.

Cash flows from financing activities in Q4 2015 were a net outflow of $10.2m compared to a net outflow of $9.1m in Q4 2014. During Q4 2015, $1.7m of interest was paid to debt-holders, compared to $1.7m in Q4 2014, and $2.7m of dividends were paid to shareholders in both Q4 2015 and Q4 2014. In Q4 2015, we made net repayments on our banking facilities of $5.9m, compared to net repayments of $4.7m in Q4 2014.

Total cash flow movements were a net outflow of $2.4m in Q4 2015 compared to a $0.4m outflow in Q4 2014. Net foreign exchange differences were an adverse $0.3m in Q4 2015 compared to an adverse difference of $0.4m in Q4 2014. We had $36.9m of cash and cash equivalents as at December 31, 2015, compared to $14.6m as at December 31, 2014. Surplus cash has been and may in future periods be used to repay some of the banking revolver loans.

Share buy-back program

In June 2015, the Board announced a share buy-back program of up to $10m to cover the needs of employee share plans. Shareholder approval for this program was granted at the 2014 Annual General Meeting (for repurchases up to an aggregate amount of 2,700,000 ordinary shares or ADSs). The extent of the program will be kept under review and will depend on continued good operating cash flows, applicable securities laws, regulatory considerations and other factors.

As at December 31, 2015, the Group had purchased 146,804 shares, with all the purchases in Q2 2015, at a cost of $1.9m under this program; these are presented as treasury shares in the balance sheet. In 2016, the Group has continued this program and at the date of this report had purchased a further 590,837 shares at a cost of $6.0m; therefore of the budget of $10m for this program, $2.1m now remains.

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Twelve-month periods ended December 31

	2015			2014
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	239.1	221.2	460.3	258.9	230.6	489.5
Net revenue (excluding RE surcharge)	239.1	221.2	460.3	258.9	228.4	487.3
Trading profit	8.6	33.7	42.3	5.9	38.9	44.8
Return on Sales % (Trading profit/Revenue)	3.6%	15.2%	9.2%	2.3%	16.9%	9.2%
Adjusted EBITDA(1)	16.5	45.7	62.2	14.7	50.1	64.8
Adjusted EBITDA margin % (Adjusted EBITDA/Revenue)	6.9%	20.7%	13.5%	5.7%	21.7%	13.2%

(1)        With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Reconciliation of non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 of this release “Revenue and segmental analysis”.

On an IFRS-reported basis, revenue in the twelve-month period was $460.3m compared to $489.5m for the same period of 2014. During the period, the rare earth surcharges declined from $2.2m to $nil following the fall in rare earth prices, and net revenue fell by $27.0m. Adverse FX translation reduced revenue by $24.6m, offset in part by the contribution from Luxfer Magtech (purchased at the end of July 2014), which added an additional $15.1m. Other revenue changes of $17.5m accounted for the remainder of the shortfall.

This 2015 decline in revenues, which was primarily due to previously reported challenges in the AF, aerospace alloys, and automotive catalysis markets, has been partly offset by improved sales of composite SCBA cylinders in North America and the launch of the new magnesium SoluMag® alloy.

Gross profit in the twelve-month period was $104.0m compared to $112.9m for the same period in 2014. The gross margin percentage decreased from 23.1% in 2014 to 22.6% in 2015, primarily due to adverse FX differences and sales mix.

Trading profit in the twelve-month period was $42.3m compared to $44.8m for 2014, a decline of $2.5m, or 5.6%. FX differences adversely impacted profit by $2.8m, being $0.8m translation and $2.0m transaction. The benefit of the Luxfer Magtech acquisition for the full twelve-month period in 2015 was offset by reduced profits from our zirconium chemicals operations and the impact of losses in our AF operations.

Operating profit was $37.9m in the twelve-month period, a decrease of $3.0m compared to the same period in 2014, primarily due to restructuring costs relating to the Gas Cylinders Division.

Profit on operations before tax in the twelve-month period was $25.6m compared to $36.3m for the same period in 2014. Tax expense was $9.5m compared to $7.1m for the same period in 2014. The effective tax rate for 2015 increased to 37.1%, primarily because the $21.8m of AF restructuring and other expenses did not lead to a full tax credit due to losses in AF operations. The effective tax rate for 2014 decreased to 19.6%, primarily because the $6.3m deferred contingent consideration re-measurement credit was not taxable. The effective tax rate on adjusted net income, which excludes these distorting items, was 22.6% in 2015 compared to 23.7% for 2014.

Net income in the twelve-month period was $16.1m compared to $29.2m for the same period in 2014, primarily due to the lower trading in the AF and automotive catalysis markets, partially offset by the full twelve-month period contribution of Luxfer Magtech.

Adjusted net income (as reconciled to net income in Note 4 of this release) in the twelve-month period was $29.5m compared to $30.9m for the same period in 2014.

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Adjusted EBITDA (as reconciled to net income in Note 4 of this release) in the twelve-month period was $62.2m compared to $64.8m for the same period in 2014. The FX impact was $3.8m adverse, so at constant exchange rates, adjusted EBITDA was up $1.2m or 1.9%. Net cash inflow from operating activities in the twelve-month period was $52.8m compared to $23.0m for the same period in 2014. The $29.8m increase in operating cash flow was predominantly due to a $7.1m reduction in working capital, compared to a $18.2m increase in working capital in the same period in 2014.

Strategic product development update

Following the recent issuance of an updated design standard allowing the use of certain magnesium alloys in the construction of commercial aircraft seating, we continue to see considerable interest in our alloys for this application. Our main focus at the moment is on improving the seat manufacturers’ ‘buy-to-fly’ ratio on components that could be made from our material. This is particularly important given the lower fuel costs currently being enjoyed by airlines.

Clinical trials involving our SynerMag® bio-absorbable alloys, which are intended to facilitate in-body repairs and to be harmlessly absorbed and excreted, have been publicly reported by BIOTRONIK, our biotechnology partner, to be going well. We currently expect the first SynerMag® containing medical device, BIOTRONIK’s ‘Magnesium Scaffold’ cardiovascular stent, to receive CE approval during 2016, with a European launch later this year.

Following final modifications to our SmartFlowTM miniaturized regulator, our medical oxygen delivery system has been submitted for the rigorous testing required to achieve CE marking. We expect the product to be on sale later in 2016.

We were unsuccessful in 2012 and 2013 in raising much interest in the diesel catalysis products that we developed to cope with more stringent NOx-reduction requirements of the then-forthcoming Euro VI emission regulations. Recent developments indicating potential limitations of the technology currently used by the industry to control NOx emissions from diesel emissions has caused us to renew promotion of our materials.

While the market for compressed natural gas (“CNG”) transport modules is currently depressed, we are seeing growth in demand for hydrogen-containing devices, where operating pressures tend to be higher and where we feel that we have a significant technical lead. Nevertheless, CNG is expected to remain an important market for us, and we expect to launch our second-generation Type 4 cylinders (lighter in weight and with increased capacity) during Q2 2016.

Our SoluMag® dissolvable alloy for the oil and gas industry has generated considerable interest as a result of its ability to reduce costs. Even though exploration activity is weak, we have already had repeat orders, and customers are looking at wider applications for the product in down-well tooling.

SUMMARY & OUTLOOK FOR 2016

Several markets that were weak in 2014 (e.g. U.S. SCBA and military powders) have, as predicted, improved in 2015. The collapse in the price of oil during the second half of 2014, however, had a material adverse effect on our business in 2015. Losses in our alternative fuel business continued through most of the year, and lower activity in the oil and gas sector caused demand for some end-products, including helicopters, to decline, affecting our alloys business. We also suffered from much weaker demand for automotive catalyst chemicals. Despite these challenges our 2015 profits (trading profit, adjusted EBITDA and EPS), at constant exchange rates, improved on 2014.

We recognized early the need to rationalize our AF manufacturing facilities, and it is pleasing to be able to report that the restructuring program is now complete, and that our restructured AF business is

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expected to generate profit during 2016. The consequential asset impairments were painful, but the cash cost of the exercise was as forecast.

We have concluded that over the last three years, following the rare earth price crisis, we have lost market share, and we have now instigated court action against a third party that we believe has won business by undercutting us with an auto-catalysis product that infringes our intellectual property (for more information, please see the Luxfer press release issued on October 30, 2015).

Cash flow generation has improved significantly since the start of the second half of 2014. Long-term cash flow generation remains a priority, though much of the short term gains from reductions in working capital have now been realized.

Capital investment plans are being tightly controlled, and can be trimmed if the need arises, but we are currently planning expenditure of around $22 - 24m in 2016.

There are concerns over global economic growth, and the oil and gas industry seems likely to remain depressed. U.S. defense spending is forecast to increase, although the impact on 2016 may be minor.

Exchange rates have been problematic for us during 2015, with the weakness of the Euro against both GBP sterling and the U.S. dollar hurting reported profitability. While the absolute rates are still not helpful, GBP sterling has weakened against the other two currencies in the last few months, so the expected impact on 2016 Euro exports is now much less severe than feared when we reported on Q3 2015. Lower commodity and energy costs are expected to continue during 2016, providing an offset to the continued weakness of some sectors.

Overall the 2016 trading profit (i.e. operating profit before restructuring and other expense) is expected to increase by between 5% and 10% on the underlying 2015 result, with improvements in both our Gas Cylinders and Elektron divisions.

We expect 2016 to be an exciting year for us, with the launch of a number of important products (including Type 4 GEN2 cylinders, the bio-absorbable stent and the advanced oxygen system) that we have been working on for several years, as well as the first full year of sales of our new cost-reducing SoluMag® alloy.

9

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2015 AND 2014 (UNAUDITED)

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2015	2014	2015	2014
CONTINUING OPERATIONS	$M	$M	$M	$M
REVENUE	107.4	123.4	460.3	489.5
Cost of sales	(84.1)	(95.3)	(356.3)	(376.6)
Gross profit	23.3	28.1	104.0	112.9
Distribution costs	(1.8)	(1.8)	(7.9)	(8.1)
Administrative expenses	(11.4)	(15.6)	(52.6)	(59.7)
Share of results of joint ventures and associates	(0.6)	-	(1.2)	(0.3)
TRADING PROFIT	9.5	10.7	42.3	44.8
Changes to U.K. defined benefit pension plan	18.0	-	18.0	-
Restructuring and other expense	(11.2)	(2.5)	(22.4)	(3.9)
OPERATING PROFIT	16.3	8.2	37.9	40.9
Other income / (expense):
Acquisitions and disposals	(1.9)	6.3	(2.0)	4.5
Finance income:
Interest received	0.1	0.2	0.5	0.5
Finance costs:
Interest costs	(1.9)	(1.8)	(7.4)	(6.6)
IAS 19R retirement benefits finance charge	(0.7)	(0.7)	(3.0)	(2.7)
Unwind of discount on deferred contingent consideration from acquisitions	(0.1)	-	(0.4)	(0.3)
PROFIT ON OPERATIONS BEFORE TAXATION	11.8	12.2	25.6	36.3
Tax expense	(4.4)	(0.4)	(9.5)	(7.1)
NET INCOME FOR THE PERIOD	7.4	11.8	16.1	29.2

Attributable to:
Equity shareholders	7.4	11.8	16.1	29.2

NET INCOME FOR THE PERIOD	7.4	11.8	16.1	29.2
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	-	0.4	0.3
Acquisitions and disposals	1.9	(6.3)	2.0	(4.5)
Amortization on acquired intangibles	0.3	0.4	1.4	0.6
IAS 19R retirement benefits finance charge	0.7	0.7	3.0	2.7
Changes to U.K. defined benefit pension plan	(18.0)	-	(18.0)	-
Restructuring and other expense	11.2	2.5	22.4	3.9
Other share based compensation charges	0.5	(0.1)	1.3	1.6
Tax thereon	3.3	(0.4)	0.9	(2.9)
ADJUSTED NET INCOME	7.4	8.6	29.5	30.9

10

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2015 AND 2014 (UNAUDITED)

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2015	2014	2015	2014
	$M	$M	$M	$M

Net income for the period	7.4	11.8	16.1	29.2
Other comprehensive income movements
Exchange movements on translation of foreign operations	(2.8)	(5.1)	(8.6)	(10.8)

Fair value movements in cash flow hedges	(1.2)	0.3	(5.4)	1.4
Transfers to income statement on cash flow hedges	(0.3)	(0.2)	(0.1)	0.1
Exchange differences on translation of hedging reserve	-	0.2	-	0.2
Deferred tax on cash flow hedges	0.3	(0.2)	1.1	(0.5)
Hedge accounting income movements	(1.2)	0.1	(4.4)	1.2

Total hedge accounting and translation of foreign operations movements	(4.0)	(5.0)	(13.0)	(9.6)

Remeasurement of defined benefit retirement plans	8.9	(10.3)	4.4	(35.4)
Deferred tax on remeasurement of defined benefit retirement plans	(2.5)	3.1	(1.5)	8.9

Retirement benefits changes	6.4	(7.2)	2.9	(26.5)
Total other comprehensive income movements for the period	2.4	(12.2)	(10.1)	(36.1)
Total comprehensive income for the period	9.8	(0.4)	6.0	(6.9)

Attributed to:
Equity shareholders	9.8	(0.4)	6.0	(6.9)

11

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2015 AND 2014 (UNAUDITED)

	December 31,	December 31,
	2015	2014
	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	136.0	143.8
Intangible assets	87.0	93.3
Investments	7.2	7.4
Deferred tax assets	13.8	19.2
	244.0	263.7
Current assets
Inventories	91.8	104.6
Trade and other receivables	62.3	73.6
Income tax receivable	0.7	2.1
Cash and cash equivalents	36.9	14.6
	191.7	194.9
Assets classified as held for sale	-	1.2
TOTAL ASSETS	435.7	459.8

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	25.3	25.3
Deferred share capital	150.9	150.9
Share premium account	56.4	56.2
Treasury shares	(1.3)	-
Retained earnings	316.6	308.8
Own shares held by ESOP	(0.2)	(0.4)
Other capital reserves	4.1	3.7
Hedging reserve	(3.5)	0.9
Translation reserve	(44.8)	(36.2)
Merger reserve	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity shareholders	169.7	175.4
Total equity	169.7	175.4

Non-current liabilities
Bank and other loans	131.6	121.4
Retirement benefits	58.9	90.9
Deferred tax liabilities	1.7	2.0
Deferred contingent consideration	2.9	2.6
Provisions	1.5	2.1
	196.6	219.0
Current liabilities
Trade and other payables	65.5	62.8
Current income tax liabilities	0.1	0.5
Provisions	3.8	2.1
	69.4	65.4
Total liabilities	266.0	284.4
TOTAL EQUITY AND LIABILITIES	435.7	459.8
12

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2015 AND 2014 (UNAUDITED)

	Three-month periods ended December 31,		Twelve-month periods ended December 31,

	2015	2014	2015	2014
	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income for the period	7.4	11.8	16.1	29.2
Adjustments to reconcile net income for the period to net cash flows from continuing operating activities:
Income taxes	(0.3)	0.9	6.2	7.1
Deferred income taxes	4.7	(0.5)	3.3	-
Depreciation and amortization	4.6	4.9	18.6	18.1
Loss on disposal of property, plant and equipment	-	0.3	-	0.3
Share based compensation charges	0.5	(0.1)	1.3	1.8
Net interest costs	1.8	1.6	6.9	6.1
Non-cash restructuring charges	9.0	-	17.7	-
Curtailment and past service credits on retirement benefits obligations	(18.2)	-	(18.2)	-
IAS 19R retirement benefits finance charge	0.7	0.7	3.0	2.7
Acquisitions and disposals	1.9	(6.3)	2.0	(4.5)
Unwind of discount on deferred contingent consideration from acquisitions	0.1	-	0.4	0.3
Share of results of joint ventures and associates	0.6	-	1.2	0.3
Changes in operating assets and liabilities:
Sale / (purchase) of assets classified as held for sale	-	-	1.2	(1.2)
Decrease / (increase) in receivables	7.1	3.7	5.0	(7.8)
Decrease / (increase) in inventories	(1.0)	8.7	3.0	(8.5)
Decrease in payables	-	(5.4)	(0.9)	(1.9)
Movement in retirement benefits obligations	(1.4)	(2.5)	(8.6)	(10.4)
Movement in provisions	(0.4)	-	0.3	-
Acquisition and disposal costs paid	(0.5)	(0.1)	(0.6)	(1.6)
Income tax paid	(1.4)	(1.7)	(5.1)	(7.0)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	15.2	16.0	52.8	23.0
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(6.6)	(6.3)	(15.3)	(20.4)
Purchases of intangible assets	(0.9)	(1.1)	(2.1)	(1.9)
Investment in joint ventures – debt funding	-	-	(0.5)	0.2
Investment in associates	-	-	(3.7)	-
Interest income received from joint ventures	0.1	0.1	0.4	0.3
Net cash flow on purchase of businesses	-	-	-	(58.0)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(7.4)	(7.3)	(21.2)	(79.8)
NET CASH FLOWS BEFORE FINANCING	7.8	8.7	31.6	(56.8)
CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.5)	(0.5)	(1.7)	(1.3)
Interest paid on Loan Notes due 2018	(1.0)	(1.0)	(4.0)	(4.0)
Interest paid on Loan Notes due 2021	(0.2)	(0.2)	(0.9)	(0.2)
Other interest received	0.1	0.1	0.2	0.2
(Repayment) / draw down on banking facilities	(5.9)	(4.7)	9.6	35.2
Issue of Loan Notes due 2021	-	-	-	25.0
Repayment of other loans	-	-	-	(0.3)
Amendment to banking facilities – financing costs	-	-	-	(1.5)
Issue of Loan Notes due 2021 – financing costs	-	(0.1)	-	(0.2)
Dividends paid	(2.7)	(2.7)	(10.8)	(10.8)
Purchase of shares from ESOP	-	-	0.1	0.1
Proceeds from issue of shares	-	-	0.2	0.6
Purchase of treasury shares	-	-	(1.9)	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	(10.2)	(9.1)	(9.2)	42.8
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(2.4)	(0.4)	22.4	(14.0)
Net foreign exchange movements	(0.3)	(0.4)	(0.1)	0.2
Cash and cash equivalents at beginning of period	39.6	15.4	14.6	28.4
Cash and cash equivalents at end of period	36.9	14.6	36.9	14.6
13

1.	Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker based on trading profit or loss (defined as operating profit or loss before changes to U.K. defined benefit pension plan and restructuring and other expense), and adjusted EBITDA (defined as profit on operations before tax for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, changes to U.K. defined benefit pension plan, restructuring and other expense, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of “segment profit” performance measures that are used by our chief operating decision maker. Trading profit is the “segment profit” used to satisfy this requirement in the below analysis. All inter-segment revenue is made on an arm’s length basis.

REPORTING SEGMENTS:

	Three-month period ended December 31, 2015				Three-month period ended December 31, 2014
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	57.3	50.5	-	107.8	65.0	58.5	-	123.5
Inter-segment revenue	-	(0.4)	-	(0.4)	-	(0.1)	-	(0.1)
Revenue to external customers	57.3	50.1	-	107.4	65.0	58.4	-	123.4
Result
Adjusted EBITDA	4.6	10.0	-	14.6	3.2	12.6	-	15.8
Other share based compensation charges	(0.3)	(0.2)	-	(0.5)	-	0.1	-	0.1
Loss on disposal of property, plant and equipment	-	-	-	-	(0.2)	(0.1)	-	(0.3)
Depreciation and amortization	(1.8)	(2.8)	-	(4.6)	(2.1)	(2.8)	-	(4.9)
Trading profit - segment result	2.5	7.0	-	9.5	0.9	9.8	-	10.7
Changes to U.K. defined benefit pension plan	-	-	18.0	18.0	-	-	-	-
Restructuring and other expense	(10.7)	(0.5)	-	(11.2)	(0.5)	(2.0)	-	(2.5)
Operating (loss) / profit	(8.2)	6.5	18.0	16.3	0.4	7.8	-	8.2
Acquisitions and disposals	(0.1)	-	(1.8)	(1.9)	1.5	4.8	-	6.3
Net interest costs	-	-	(1.8)	(1.8)	-	-	(1.6)	(1.6)
IAS 19R retirement benefits finance charge	-	-	(0.7)	(0.7)	-	-	(0.7)	(0.7)
Unwind of discount on deferred contingent consideration from acquisitions	-	(0.1)	-	(0.1)	-	-	-	-
(Loss) / profit on operations before taxation	(8.3)	6.4	13.7	11.8	1.9	12.6	(2.3)	12.2
Tax expense				(4.4)				(0.4)
Net income for the period				7.4				11.8
Other segment information
Segment assets	158.3	208.5	68.9	435.7	189.5	216.8	53.5	459.8
Segment liabilities	(32.3)	(21.4)	(212.3)	(266.0)	(33.0)	(25.1)	(226.3)	(284.4)
Net assets / (liabilities)	126.0	187.1	(143.4)	169.7	156.5	191.7	(172.8)	175.4
Purchase of property, plant and equipment	2.7	4.2	-	6.9	1.6	5.1	-	6.7
Purchase of intangible assets	0.6	0.5	-	1.1	0.7	0.4	-	1.1

	Twelve-month period ended December 31, 2015				Twelve-month period ended December 31, 2014
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	239.1	221.8	-	460.9	258.9	231.5	-	490.4
Inter-segment revenue	-	(0.6)	-	(0.6)	-	(0.9)	-	(0.9)
Revenue to external customers	239.1	221.2	-	460.3	258.9	230.6	-	489.5
Result
Adjusted EBITDA	16.5	45.7	-	62.2	14.7	50.1	-	64.8
Other share based compensation charges	(0.7)	(0.6)	-	(1.3)	(0.8)	(0.8)	-	(1.6)
Loss on disposal of property, plant and equipment	-	-	-	-	(0.2)	(0.1)	-	(0.3)
Depreciation and amortization	(7.2)	(11.4)	-	(18.6)	(7.8)	(10.3)	-	(18.1)
Trading profit - segment result	8.6	33.7	-	42.3	5.9	38.9	-	44.8
Changes to U.K. defined benefit pension plan	-	-	18.0	18.0	-	-	-	-
Restructuring and other expense	(21.9)	(0.5)	-	(22.4)	(1.1)	(2.6)	(0.2)	(3.9)
Operating (loss) / profit	(13.3)	33.2	18.0	37.9	4.8	36.3	(0.2)	40.9
Acquisitions and disposals	(0.2)	-	(1.8)	(2.0)	1.2	3.3	-	4.5
Net interest costs	-	-	(6.9)	(6.9)	-	-	(6.1)	(6.1)
IAS 19R retirement benefits finance charge	-	-	(3.0)	(3.0)	-	-	(2.7)	(2.7)
Unwind of discount on deferred contingent consideration from acquisitions	-	(0.4)	-	(0.4)	(0.1)	(0.2)	-	(0.3)
(Loss) / profit on operations before taxation	(13.5)	32.8	6.3	25.6	5.9	39.4	(9.0)	36.3
Tax expense				(9.5)				(7.1)
Net income for the period				16.1				29.2
Other segment information
Purchase of property, plant and equipment	6.0	9.3	-	15.3	8.2	12.3	-	20.5
Purchase of intangible assets	1.3	1.0	-	2.3	1.0	0.9	-	1.9

14

2. Calculation of net debt

	December 31,

	2015	2014
Net debt is represented by:	$M	$M
Non-current bank and other loans	(131.6)	(121.4)
Less:
Cash and cash equivalents	36.9	14.6
Net debt at the end of the period	(94.7)	(106.8)

3. Other expense items

	Three-month periods ended December 31,		Twelve-month periods ended December 31,

	2015	2014	2015	2014
	$M	$M	$M	$M
a) Changes to U.K. defined benefit pension plan
Credited to operating profit:
Changes to U.K. defined benefit pension plan	18.0	-	18.0	-
b)	Restructuring and other expense
Charged to operating profit:
Rationalization of operations	(10.6)	(0.5)	(21.8)	(1.7)
Patent infringement litigation costs	(0.5)	-	(0.5)	-
I.P.O. related share based compensation charges	(0.1)	-	(0.1)	(0.2)
Environmental costs	-	(2.0)	-	(2.0)
	(11.2)	(2.5)	(22.4)	(3.9)
c)	Acquisitions and disposals
(Charged) / credited to non-operating profit:
Merger and acquisition costs	(1.9)	-	(2.0)	(1.8)
Re-measurement of deferred contingent consideration	-	6.3	-	6.3
	(1.9)	6.3	(2.0)	4.5

Changes to U.K. defined benefit pension plan

For the three-month and twelve-month periods ended December 31, 2015, a net credit of $18.0m has been recognized in relation to changes to the U.K. defined benefit pension plan effective April 2016 in respect of closure of the plan to future accrual and changing the reference index from the Retail Prices Index (“RPI”) to the Consumer Prices Index (“CPI”) when increasing pensions in payment. This credit comprises a past service credit of $14.9m, a curtailment credit of $3.3m, offset by associated advisory costs of $0.2m.

Rationalization of operations

For the three-month and twelve-month periods ended December 31, 2015, $10.6m and $21.8m, respectively, have been incurred in relation to rationalization and similar expenses; all such costs relate to the Gas Cylinders Division. The $21.8m of costs incurred in the Gas Cylinders division related to the rationalization of its Alternative Fuel (“AF”) operations, including closure of two manufacturing facilities (in Germany and Utah) and a review of related assets and investments for obsolescence and impairment. The charge comprises asset write-downs of $17.7m, redundancy costs of $2.2m, closure costs of $1.7m and legal costs of $0.2m.

For the three-month period ended December 31, 2014, $0.5m of costs have been incurred in relation to rationalization costs in the Gas Cylinders Division, and for the twelve-month period ended December 31, 2014, $1.1m and $0.6m of costs have been incurred in relation to rationalization costs in the Gas Cylinders Division and the Elektron Division, respectively.

Patent infringement litigation costs

For the three-month and twelve-month periods ended December 31, 2015, $0.5m of costs have been incurred in relation to patent infringement litigation; all such costs relate to the Elektron Division.

I.P.O. related share based compensation charges

For the three-month and twelve-month periods ended December 31, 2015, a charge of $0.1m was recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering in 2012.

For the twelve-month period ended December 31, 2014, a charge of $0.2m was recognized in the income statement in relation to these share options.

15

3. Other expense items (continued)

Environmental costs

For the three-month and twelve-month periods ended December 31, 2014, $2.0m of additional costs were incurred in relation to the remediation of an effluent pond contaminated with low-level radioactive material in the Elektron Division. Upon planned removal and safe disposal of normal effluent from one of the Elektron sites, an unusual contamination of sludge waste was discovered that did not relate to the current operations and most likely related to historical contamination of raw materials from over 15 years ago. The material was removed and safely disposed of in late 2014.

Merger and acquisition costs

For the three-month and twelve-month periods ended December 31, 2015, charges of $1.9m and $2.0m, respectively, were recognized in the income statement in relation to merger and acquisition activity. During the three-month and twelve-month periods ended December 31, 2015, we incurred $1.8m of costs related to two approaches to acquire the company. Neither of these approaches resulted in an executable offer that could be put to shareholders.

For the twelve-month period ended December 31, 2014, $1.5m of costs have been incurred in relation to the acquisitions of the assets and business of Truetech and Innotech Products (“Luxfer Magtech”). For the twelve-month period ended December 31, 2014, $0.3m of costs have been incurred in relation to the acquisition of a small composite cylinder manufacturer and associated production assets in Utah.

Re-measurement of deferred contingent consideration

For the three-month and twelve-month periods ended December 31, 2014, a credit of $6.3m was recognized in the income statement in relation to the re-measurement of deferred contingent consideration arising from acquisitions. Of the $6.3m, $4.8m related to the Elektron Division and specifically to the acquisition of Luxfer Magtech where an element of deferred contingent consideration was no longer payable due to the acquired business narrowly failing to achieve a profit trigger as at December 31, 2014. In addition, $1.5m related to the Gas Cylinders Division, being the acquisition of Luxfer Utah and a subsequent reassessment of the potential profitability of this acquisition in the light of our then revised expectations for the demand of CNG systems following the fall in oil prices at that time.

4. Reconciliation of non-GAAP measures

The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the periods, the most comparable IFRS measure.

	Three-month periods ended December 31,		Twelve-month periods ended December 31,

	2015	2014	2015	2014
	$M	$M	$M	$M
Net income for the period	7.4	11.8	16.1	29.2
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	-	0.4	0.3
Acquisitions and disposals	1.9	(6.3)	2.0	(4.5)
Amortization on acquired intangibles	0.3	0.4	1.4	0.6
IAS 19R retirement benefits finance charge	0.7	0.7	3.0	2.7
Changes to U.K. defined benefit pension plan	(18.0)	-	(18.0)	-
Restructuring and other expense	11.2	2.5	22.4	3.9
Other share based compensation charges	0.5	(0.1)	1.3	1.6
Tax thereon	3.3	(0.4)	0.9	(2.9)
Adjusted net income	7.4	8.6	29.5	30.9

(Deduct) / add back: Tax thereon	(3.3)	0.4	(0.9)	2.9
Tax expense	4.4	0.4	9.5	7.1
Net interest costs	1.8	1.6	6.9	6.1
Depreciation and amortization	4.6	4.9	18.6	18.1
Loss on disposal of property, plant and equipment	-	0.3	-	0.3
Less: Amortization on acquired intangibles	(0.3)	(0.4)	(1.4)	(0.6)
Adjusted EBITDA	14.6	15.8	62.2	64.8

Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. These KPIs are also used within Luxfer Group by the CEO and other senior management. Adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

16

5. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the period have been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014, the nominal value of each ordinary share is £0.50 and now represents one American Depositary Share (ADS), resulting in the earnings per ordinary share being equivalent to the earnings per ADS.

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £0.50 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds one £0.50 ordinary share for every one ADS traded, through American Depositary Receipts.

Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.

Management believes the use of non-GAAP financial measures, such as adjusted earnings per ADS, more closely reflects the underlying earnings per ADS performance.

	Three-month periods		Twelve-month periods
	ended December 31,		ended December 31,
	2015	2014	2015	2014
	$M	$M	$M	$M
Basic earnings:
Basic earnings attributable to ordinary shareholders	7.4	11.8	16.1	29.2
Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	-	0.4	0.3
Acquisitions and disposals	1.9	(6.3)	2.0	(4.5)
Amortization on acquired intangibles	0.3	0.4	1.4	0.6
IAS 19R retirement benefits finance charge	0.7	0.7	3.0	2.7
Changes to U.K. defined benefit pension plan	(18.0)	-	(18.0)	-
Restructuring and other expense	11.2	2.5	22.4	3.9
Other share based compensation charges	0.5	(0.1)	1.3	1.6
Tax thereon	3.3	(0.4)	0.9	(2.9)
Adjusted earnings	7.4	8.6	29.5	30.9

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,886,560	26,953,239	26,918,987	26,889,330
Exercise of share options	369,377	660,221	453,736	846,463
For diluted earnings per share	27,255,938	27,613,460	27,372,723	27,735,793

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.28	$0.32	$1.10	$1.15
Unadjusted	$0.28	$0.44	$0.60	$1.09
Diluted
Adjusted	$0.27	$0.31	$1.08	$1.11
Unadjusted	$0.27	$0.43	$0.59	$1.05
Each £0.50 ordinary share represents one American Depositary Share, as listed and quoted on the New York Stock Exchange.

17

6. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings, Inc. Pension Plan in the U.S.

The actuarial assumptions used to estimate the IAS 19R accounting position of the Group’s defined benefit pension plans have been updated for market conditions at December 31, 2015.

During the three-months ended December 31, 2015, following a consultation, it was agreed with the trustees and members that the Luxfer Group Pension Plan in the U.K. would close to future accrual of benefits effective from April 5, 2016, and for the purpose of increasing pensions in payment, to use the Consumer Prices Index (“CPI”) as the reference index in place of the Retail Prices Index (“RPI”) where applicable. As a result, during the three-months ended December 31, 2015, the Group has recognized a curtailment credit of $3.3m in respect of the closure of the Plan to future accrual and a past service credit of $14.9m in respect of the change in expected future pension increases in payment.

The main reasons for the decreased deficit, aside from those mentioned above, are increases in corporate bond yields partially offset by asset returns being lower than assumed, an increase in long-term U.K. inflation expectations and an increase in the life expectancy of members in U.K.

The movement in the pension liability is shown below:

	Three-month periods ended December 31,		Twelve-month periods ended December 31,

	2015	2014	2015	2014
	$M	$M	$M	$M
Opening balance	88.6	85.5	90.9	67.6
Charged to the income statement	2.1	2.1	8.9	9.3
Curtailment credit to the income statement	(3.3)	-	(3.3)	-
Past service credit to the income statement	(14.9)	-	(14.9)	-
Cash contributions	(2.8)	(3.9)	(14.5)	(17.0)
(Credited) / charged to the statement of comprehensive income	(8.9)	10.3	(4.4)	35.4
Exchange movements	(1.9)	(3.1)	(3.8)	(4.4)
Closing balance	58.9	90.9	58.9	90.9

7. Dividends paid and proposed

	Three-month periods ended December 31,		Twelve-month periods ended December 31,

	2015	2014	2015	2014
	$M	$M	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 5, 2014 ($0.10 per ordinary share)	-	-	-	2.7
Interim dividend paid May 7, 2014 ($0.10 per ordinary share)	-	-	-	2.7
Interim dividend paid August 6, 2014 ($0.10 per ordinary share)	-	-	-	2.7
Interim dividend paid November 5, 2014 ($0.10 per ordinary share)	-	2.7	-	2.7
Interim dividend paid February 4, 2015 ($0.10 per ordinary share)	-	-	2.7	-
Interim dividend paid May 6, 2015 ($0.10 per ordinary share)	-	-	2.7	-
Interim dividend paid August 5, 2015 ($0.10 per ordinary share)	-	-	2.7	-
Interim dividend paid November 4, 2015 ($0.10 per ordinary share)	2.7	-	2.7	-
	2.7	2.7	10.8	10.8
Dividends declared and paid after December 31 (not recognized as a liability as at December 31):
Interim dividend declared and paid February 4, 2015 ($0.10 per ordinary share)	-	2.7	-	2.7
Interim dividend declared and paid February 3, 2016 ($0.125 per ordinary share)	3.4	-	3.4	-
	3.4	2.7	3.4	2.7

18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: March 15, 2016

By: /s/ Andrew Michael Beaden

      Andrew Michael Beaden

Authorized Signatory for and on behalf of
Luxfer Holdings PLC